UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 10, 2025

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Managing Corporate Executive / Group CFO

June 10, 2025

To our shareholders:

Masahiro Kihara
Member of the Board of Directors
President & Group CEO
Mizuho Financial Group, Inc.
1-5-5 Otemachi, Chiyoda-ku, Tokyo

Notice regarding a partial correction to the Convocation Notice of the

23rd Ordinary General Meeting of Shareholders

Mizuho Financial Group, Inc. would like to announce a partial correction to the Reference section in its Convocation Notice of the 23rd Ordinary General Meeting of Shareholders for which electronic provision began on May 28, 2025. We apologize and hereby make the following correction.

Convocation Notice of the 23rd Ordinary General Meeting of Shareholders – Reference – Page [155]:

Shareholdings

(ii) Investment shares held for purposes other than investment

c. Information on specified investment shares and deemed holdings of shares, including the number of shares and amount registered in the balance sheet of each issue

(Deemed holdings of shares)

(The corrected (additional) part is underlined.)

Issues (issuers of shares)	FY2024	FY2023	Purpose of the shareholding, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares
	Market value at the end of the fiscal year (JPY million)	Market value at the end of the fiscal year
FURUKAWA ELECTRIC CO., LTD.	1,206,800	*	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	5,949	*
YAMATO HOLDINGS CO., LTD.	1,000,000	1,000,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	1,961	2,158
Daido Steel Co., Ltd.	1,469,500	1,469,500	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	1,748	2,669
TAISEI CORPORATION	*	2,857,800	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	*	16,060
(Omitted)

ø	There are no changes to the number of issues or the total amount.